

June 23, 2010

<u>By Facsimile and U.S. Mail</u>
Mr. Gregory Rotelli
Chief Financial Officer
Toro Ventures Inc
14000 Tahiti Way, #302
Marina Del Ray, CA 90202

> **Re: Toro Ventures Inc.**
> **Form 10-KSB for the Fiscal Year Ended June 30, 2008**
> **Filed September 26, 2008**
> **Response Letter Dated July 7, 2009**
> **Response Letter Dated August 31, 2009**
> **Response Letter Dated December 7, 2009**
> **Response Letter Dated March 19, 2010**
> **Response Letter Dated June 11, 2010**
> **File No. 000-51974**

Dear Mr. Rotelli :

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

We remind you of your filing obligations under the Exchange Act of 1934, including but not limited to your obligation to file all outstanding annual and interim reports, and of your obligation to provide the disclosures as specified in your response letters.

Sincerely,

Jill Davis
Branch Chief